

May 13, 2014

Via E-mail
Mr. John Humphrey
Executive Vice President
  and Chief Financial Officer
Roper Industries, Inc.
6901 Professional Pkwy. East, Suite 200
Sarasota, Florida 34240

      Re: **Roper Industries, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 21, 2014
              File No. 001-12273

Dear Mr. Humphrey:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Martin James

              Martin James
              Senior Assistant Chief Accountant